

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Mr. Jack M. Laskowitz
Chief Financial Officer and Treasurer
Paradise, Inc.
1200 Dr. Martin Luther King, JR., Blvd.
Plant City, Florida 33563

> **Re:** **Paradise, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-03016**

Dear Mr. Laskowitz:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

Audit Opinion, page II-11

1.   We note the date of March 16, 2007 shown at the top of the audit report.
        However, it is unclear if this is the date your independent accountants signed their
        report. Ordinarily, the date of the audit report should be positioned under the
        auditors' signature and city and state where issued, following the guidance in AU
        §508.08.

Statements of Income and Comprehensive Income, page 11-12

2.   We note that you have reported a gain on sale of property, plant, and equipment
        of $697,266 in 2005. Generally, we would expect to see this amount reported
        within income from operations to comply with paragraph 45 of SFAS 144. Please
        tell us why you believe this does not apply to your situation, if that is your view.

Note 13 – Business Segment Data, page II-36

3.   We note that while you have reconciled operating profit of segments to income
        before taxes, the figures you present for general corporate expenses do not clearly
        align with any of the line items shown in your Statements of Income on page II-
        14. Please disclose how these amounts reconcile back to the costs reported in
        your statements of income and comprehensive income, as indicated in paragraph
        32 of SFAS 131.

Controls and Procedures, page II-44

4.   We note your statement indicating that there were "no significant changes" in
        your "internal controls" or in other factors that could significantly affect these
        controls subsequent to the date of the most recent evaluation. Please comply with
        Item 308(c) of Regulation S-B, which requires that you disclose "any change" in
        your "internal controls over financial reporting" (rather than internal controls)
        that occurred in the fourth fiscal quarter (rather than subsequently) and which has
        materially affected or is reasonably likely to materially affect your internal
        controls over financial reporting.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

Controls and Procedures

5.   We note your disclosure indicating that you performed your evaluation of
        disclosure controls and procedures "within 90 days of the filing date" of your
        quarterly report; and also include a representation about changes in your internal
        controls subsequent to the evaluation. The statement regarding effectiveness that
        is required under Item 307 of Regulation S-B must be as of the end of the period
        covered by the report. As indicated in the corresponding comment written on
        your annual report, representations about changes should pertain to internal
        controls over financial reporting and the most recently completed quarter, rather
        than just internal controls and subsequently. Please revise your first and second
        quarterly reports accordingly. However, if you are unable to make the required
        disclosures because you did not perform the evaluation at the appropriate time or
        with the appropriate scope, please include an explanation along with your
        disclosure, describing the circumstances and your progress in resolving these
        matters.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief